EXHIBIT 21.1

                Subsidiaries of Level Jump Financial Group, Inc.

Level Jump Asset Management, Inc.   Delaware

thestockpage.com inc.               Ontario

Level Jump Financial Group, Inc., a Colorado corporation was merged with and into Level Jump Financial Group, Inc. and ceased to exist on January 31, 2000.